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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                               (AMENDMENT NO. 2)

                       TENDER OFFER STATEMENT PURSUANT TO
            SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                          UNIMED PHARMACEUTICALS, INC.
                           (NAME OF SUBJECT COMPANY)

                                  SOLVAY S.A.
                              SOLVAY AMERICA, INC.
                          SOLVAY PHARMACEUTICALS, INC.
                          UTAH ACQUISITION CORPORATION
                                   (BIDDERS)

                     COMMON STOCK, PAR VALUE $.25 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  904801 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               JEFFREY D. LINTON
               VICE PRESIDENT, LAW, GOVERNMENT AND PUBLIC AFFAIRS
                          SOLVAY PHARMACEUTICALS, INC.
                                901 SAWYER ROAD
                            MARIETTA, GEORGIA 30062
                                 (770) 578-9000

                                 WITH COPY TO:

                                 EARL D. WEINER
                              SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000
           (NAME, ADDRESS AND TELEPHONE NUMBERS OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

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     This Amendment No. 2 amends the Tender Offer Statement on Schedule 14D-1 filed on June 17, 1999 (as previously amended, the "Schedule 14D-1") by Solvay S.A., a Belgian societe anonyme ("Parent"), Solvay America, Inc., a Delaware corporation ("Solvay America") and a direct wholly owned subsidiary of Parent, Solvay Pharmaceuticals, Inc., a Georgia corporation ("Purchaser") and a direct wholly owned subsidiary of Solvay America, and Utah Acquisition Corporation, a Delaware corporation ("Merger Sub") and a direct wholly owned subsidiary of Purchaser, with respect to Merger Sub's offer to purchase all of the outstanding shares of Common Stock, par value $.25 per share (the "Common Stock"), of Unimed Pharmaceuticals, Inc., a Delaware corporation (the "Company"), including the associated rights (the "Rights") issued pursuant to the Rights Agreement, dated as of June 16, 1997, as amended as of June 11, 1999, between the Company and Harris Trust and Savings Bank, as Rights Agent (the Common Stock and the Rights together are referred to herein as the "Shares"), at $12.00 per Share, net to the seller in cash (but subject to any applicable tax withholdings), on the terms and subject to the conditions set forth in the Offer to Purchase, dated June 17, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which collectively, together with any amendments or supplements thereto, constitute the "Offer"), which were filed as Exhibits 1 and 2 to the Schedule 14D-1, respectively. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase.

ITEM 10.  ADDITIONAL INFORMATION.

     Item 4(a)-(b) is amended and supplemented as follows:

     On July 9, 1999, Solvay Finance issued and sold approximately $80 million in principal amount of Commercial Paper Notes having a maturity of 31 to 35 days and bearing interest at an annual rate of 5.15%. Solvay Finance will advance to Merger Sub such portion of the net proceeds of such issuance as is necessary, when combined with cash to be advanced to Merger Sub by other subsidiaries of Parent from such subsidiaries' working capital, to purchase all Shares tendered into the Offer. As a result of such issuance, Merger Sub has access to an amount of cash sufficient to purchase all of the Shares and to pay all expenses incurred by Parent and its subsidiaries in connection with the Offer.

     Item 10(f) is amended and supplemented as follows:

     The Expiration Date has been extended to 12:00 Midnight, New York City time, on Monday, July 19, 1999, unless further extended. Based on preliminary information provided by the Depositary, Purchaser reported that as of 6:00 p.m., New York City time, on July 8, 1999, approximately 2,767,000 Shares, representing approximately 30% of the outstanding Shares, have been tendered pursuant to the Offer. A copy of Purchaser's press release announcing such extension has been filed as Exhibit 16 to this Amendment No. 2 and is incorporated herein by reference in its entirety.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended to add the following:

     (16) Press release issued by Solvay Pharmaceuticals, Inc. on July 9, 1999.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 1999

                                          SOLVAY S.A.

                                          By: /s/ JURGEN ERNST

                                            ------------------------------------
                                            Name: Jurgen Ernst
                                            Title:  Director
                                                Member of the Executive
                                                    Committee

                                          By: /s/ RENE DEGREVE

                                            ------------------------------------
                                            Name: Rene Degreve
                                            Title:  Director
                                                Member of the Executive
                                                    Committee

                                          SOLVAY AMERICA, INC.

                                          By: /s/ PHILIP UHRHAN

                                            ------------------------------------
                                            Name: Philip Uhrhan
                                            Title:  VP Finance

                                          SOLVAY PHARMACEUTICALS, INC.

                                          By: /s/ ROBERT A. SOLHEIM

                                            ------------------------------------
                                            Name: Robert A. Solheim
                                            Title:  Vice President, Finance &
                                                    Administration

                                          UTAH ACQUISITION CORPORATION

                                          By: /s/ JEFFREY D. LINTON

                                            ------------------------------------
                                            Name: Jeffrey D. Linton
                                            Title:  Vice President

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                                 EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
(16)      Press release issued by Solvay Pharmaceuticals, Inc. on July
          9, 1999.
